Press release

Skandia

13 February 2002

02015657

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

January sales SEK 10.6 billion[1]

Note that the sale of Skandia Asset Management to Den norske Bank has had a certain effect on sales figures. On account of this, sales for January 2002, totalling SEK 10.6 billion, are reported after deducting SEK 0.3 billion. Comparison firgures for 2001 have also been recalculated. Direct sales of mutual funds pertaining to January and December 2001 have thereby decreased by SEK 0.4 billion and SEK 0.2 billion, respectively.

Sales in January
Sales amounted to SEK 10.6 billion (12.6). Sales in December 2001 totalled SEK 10.8 billion. Sales are reported exclusive of paid-in premiums to Skandia Liv totalling SEK 1.5 billion (1.7).

Of total sales, SEK 7.7 billion (8.6) pertains to unit linked assurance, SEK 2.5 billion (3.6) to mutual fund savings products, and SEK 0.3 billion (0.3) to direct sales of funds.

In the USA, sales of variable annuities in January totalled SEK 3.0 billion (3.7), and sales of mutual funds totalled SEK 1.3 billion (2.5).

Sales in the UK totalled SEK 3.4 billion (3.7). In Sweden, SkandiaLink's sales amounted to SEK 1.1 billion (1.0). Sales in markets outside the USA, the UK and Sweden amounted to SEK 1.5 billion (1.4).

New sales of unit linked assurance
New sales of unit linked assurance decreased by 17% in January compared with January 2001.

Recalculated to average exchange rates, sales in January were favourably affected by currency movements in the amount of SEK 0.8 billion.

dw 3/6

---

[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

15 March 2002, February sales
17 April 2002, March sales

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46-8-788 3643

Definitions of sales

Sales
Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales
New sales pertain to single and regular premiums from unit linked contracts entered into in 2001, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Exchange rates		2002 31 Jan.	2001 31 Dec.	2001 31 Jan.
SEK				
EUR	Closing rate	9.16	9.33	8.85
EUR	Average rate	9.24	9.29	8.90
GBP	Closing rate	15.04	15.32	13.89
GBP	Average rate	15.18	15.01	14.01
USD	Closing rate	10.64	10.58	9.50
USD	Average rate	10.61	10.43	9.47
JPY	Closing rate	0.080	0.081	0.082
JPY	Average rate	0.080	0.086	0.081

Press Release

Skandia

13 February 2002

Corporate Communications
S-103 50 Stockholm
Sweden
Telephone +46-8-788 10 00
Fax +46-8-788 30 80
www.skandia.com

Office:
Sveavägen 44

YEAR-END REPORT 2001 *)

- Sales amounted to SEK 138 billion (207)
- New sales of unit linked assurance decreased by 22%
- New sales outside the USA decreased by 5%
- Cash flow from operating activities improved by SEK 2.7 billion
- The result of operations for the core businesses was SEK 1,250 million for the fourth quarter, compared with SEK 604 million for the third quarter
- The group's operating result was SEK 3,597 million for the fourth quarter, compared with SEK –4,392 million for the third quarter. The operating result for the full year was SEK –2,104 million (8,029)
- Assets under management increased by 2%, to SEK 1,013 billion
- The Board proposes a dividend of SEK 0.30 per share

Comments by Lars-Eric Petersson, President and CEO:

The uncertainties in the world economy and the extraordinary events during the past year have had a major impact on the capital markets and thus on growth for equity-related savings. The stock market trend in 2001 was characterized by sharp declines in practically all markets. In the longer perspective, however, it is the underlying structural need for modern savings products that confirms our commitment to our business model and points to favourable development for Skandia's business around the world.

Obviously, Skandia has felt the impact of the turbulence and uncertainty in the capital markets, particularly in the USA. Despite this, in 2001 Skandia recorded its second-best year ever in terms of new business, thanks in large part to our geographic expansion. Due to previous years' strong sales and thereby a substantial build-up of assets under management, we enjoyed a significant improvement in operating cash flow during the year, pushing cash flow into positive territory during the fourth quarter.

Against the poor market conditions Skandia continues to focus its operations with a view to improve efficiency and to position itself to take full benefit of when market conditions improve. Product development is equally important in a declining market, which explains our relentless innovation of new products in our various markets, particularly in the USA. During the year we enhanced our distribution capacity in the UK, we continued to reduce our exposure to property & casualty insurance, and we successfully negotiated the sale of our Nordic asset management operations.

Skandia today is a dramatically different company than it was five years ago, and I am confident that our business model will achieve superior returns for shareholders. During the course of 2002, the systematic work on refining our business, coupled with innovative product development and global distribution strength, will set the stage for positive sales and earnings growth.

*) Does not include Livförsäkringsaktiebolaget Skandia, which is run on a mutual basis. All comparison figures pertain to December 2000 unless stated otherwise.

Skandia Insurance Company Ltd. (publ.)
Domicile: Stockholm, Sweden
Reg. no: 502017-3083

OVERVIEW

The stock market decline during the year, and especially during the third quarter, has had a negative impact on sales, assets under management and the result. The fourth quarter showed a significant recovery, however.

Despite the turbulence in the financial markets, the group's net asset value as well as assets under management were at the same level as at year-end 2000.

Investment of unit linked assurance capital is determined by the policyholders. Therefore, Skandia has no direct investment or market risk. Since contracts in force span long periods of time, sharp swings in the financial markets during a short period of time indirectly affect the present value of future fees. The recovery of the financial markets during the fourth quarter entailed that the financial effects during the fourth quarter were positive, in the amount of SEK 2.3 billion, compared with SEK –4.3 billion during the third quarter. As a result of the market trend especially during the third quarter, the negative financial effects on the result for the full year amounted to SEK –5.1 billion (+0.1).

The group's operating result for the full year amounted to SEK –2,104 million (8,029), and the return on the group's adjusted net asset value, after tax, was –2% (21). The operating result for the fourth quarter was SEK 3,597 million, compared with SEK –4,392 million for the third quarter.

The result of operations for the core businesses for the full year (operating result for the core businesses, excluding financial effects in unit linked assurance) was positive, amounting to SEK 3,996 million (5,652), and the operational return on net asset value was 12% (20). The result of operations for the fourth quarter was SEK 1,250 million, compared with SEK 604 million in the third quarter.

Sales of single-premium products have been affected the most by the stock market climate. Consequently, sales of mutual fund savings products decreased to SEK 34,831 million (55,812). The market climate also affected sales of unit linked assurance, which decreased by 33% to SEK 93,502 million (140,224). However, new sales of unit linked assurance decreased by only 22%, due to strong development for annual-premium products. Outside the USA new sales decreased by 5%.

The result for newly written unit linked assurance business decreased to SEK 1,381 million (2,243). The profit margin was negatively affected, as lower volumes – particularly in the USA – gave rise to poorer cost coverage. This development was countered by continuous adaptation of cost levels. During the fourth quarter this led to a slight improvement in the profit margin in the

USA compared with the third quarter. At the same time, product development was further intensified.

Skandia's share of If's result during the first nine months of the year amounted to SEK –1,015 million (–554). A valuation of Skandia's holding in If as per 31 December 2001 indicates that there was no further impact on the reported result during the fourth quarter. In this valuation, all effects of changes in the ownership structure have been taken into account.

INSURANCE AND SAVINGS PRODUCTS

Market and Sales

Unit Linked Assurance

New sales during the year decreased by 5% outside the USA, and for the group as a whole the decrease was 22% (new sales defined by the industry-wide definition as periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period). Due to the focus on pension products, new sales of annual-premium products increased by 15%. Measured in terms of new sales, the markets in the USA, the UK and Sweden account for 28%, 34% and 23% of total, respectively, while other markets account for 15%.

Sales in the USA consist mainly of single-premium variable annuities, which were strongly affected by the stock market decline. Moreover, Skandia has intentionally limited its risk by refraining from competing with products on the market that include generous guarantee commitments. New sales decreased by 52% in local currency. New products were successfully launched in 2001, and a new product platform was introduced in early 2002.

Following the record year in 2000, new sales in the UK decreased by 18% in local currency. However, a 38% drop in sales of single-premium policies was offset to a significant degree by a 19% rise in sales of annual-premium policies – mainly pension plans.

New sales in Sweden decreased by 4%. Success for pension products compensated for the decline in single-premium products in the private market. Skandia's market position improved strongly for the second year in a row.

In Germany, new sales rose 25% in local currency at the same time that the market position is strengthening. A number of new distribution agreements have been signed. Changes in the tax code and Germany's pension reform will further contribute to greater sales of equity-related savings products. Unit linked assurance is expected to account for a growing share of the German life assurance market. Skandia's sales success is continuing in Japan, as evidenced by a 56% rise in new sales, among other things.

Skandia's distribution capacity has strengthened considerably here, as well. New sales in Italy, Spain and Denmark were hurt by the turbulence in the stock markets, however, new sales rose in Austria.

Assets under management increased by 0.5%, to SEK 504 billion. Payments to policyholders are well within underlying assumptions and amounted to 9.8% (9.5), expressed as a percentage of assets under management at the start of the year. Surrenders accounted for 8.3 percentage points of this total, compared with 8.0 percentage points in 2000.

Mutual Fund Savings Products
Sales were strongly affected by the stock market decline and decreased to SEK 34,831 million (55,812). However, assets under management increased by 5%, to SEK 113 billion. Net inflows also remained positive, amounting to SEK 12,994 million (42,645).

Sales totalled SEK 20,819 million (36,365) in the USA and SEK 8,063 million (13,349) in the UK. Germany showed continued strong growth in sales volumes.

Operating Result and Profitability

Unit Linked Assurance
Investment of unit linked assurance capital is determined by the policyholders. Therefore, Skandia has no direct investment or market risk. Since contracts in force span long periods of time, sharp swings in the financial markets during a short period of time indirectly affect the present value of future fees.

The negative financial effects on the operating result are primarily caused by the impact of the stock market trend on the present value of future fees compared with Skandia's fund growth assumption of approximately 6% per year. However, the unit linked assurance operation is long-term, and therefore the result effect described above will be permanent only under the condition that the stock markets do not recover.

The result of operations was SEK 4,341 million (6,026). The result was indirectly affected by the stock market decline due to lower sales volumes. The result for new business during the year thereby decreased to SEK 1,381 million (2,243). Lower volumes give rise to poorer cost coverage, which explains the lower profit margin. The profit margin was 9.2%. This can be compared with a profit margin for 2000 which, with comparable assumptions, amounted to 14.2%.

The profit margin declined slightly during the fourth quarter compared with third quarter due to a change in both the product mix and the geographic

composition of business. Measures are being taken in a number of markets to adjust the cost level and thereby improve margins.

In the USA the profit margin improved slightly during the fourth quarter compared with the third quarter. The cost-savings now implemented in the USA will have an effect starting in 2002.

The outcome compared with operative assumptions and the change in operative assumptions remained positive. A drop in surrenders, lower fund management costs and higher additional premiums contributed to the positive trend. Over time these result items should not have any material impact on the operating result.

Mutual Fund Savings Products
The negative result trend is attributable to substantial investments in infrastructure and new product development. The result was SEK –28 million (12).

Life Assurance
The result was SEK 111 million (83).

Investment Income
The parent company's investment assets of SEK 6.7 billion include SEK 3.2 billion on deposit for the acquisition of Bankhall. The return on the parent company's investment assets was SEK 96 million (232).

Businesses

SkandiaBanken
SkandiaBanken's operating result was SEK 79 million (109). The result was charged with costs for IT infrastructure and intensified marketing in connection with establishment in new markets. Skandia Marketing is now included in SkandiaBanken. Deposits in SkandiaBanken increased to SEK 28.3 billion. The bank has a total of 600,000 customers, an increase of 50% since the start of the year, including 30,000 customers from the acquisition of Din Bank AS in Denmark. The number of online customers has risen by 124%, to 321,000.

Asset Management
Assets under management, consisting of assets from companies in the Skandia group, external clients, and fund management, amounted to SEK 363 billion (361). Assets under management include SEK 40 billion in managed mutual fund assets (37).

Commissions from asset management are partly fixed and partly performance-related, the latter being ultimately determined in proportion to the achieved

annual return. The result amounted to SEK 17 million (174) after interest expenses and goodwill amortization.

Skandia Netline
Skandia Netline provides products in the areas of Health Care, Group Insurance, Pension Administration and Knowledge Management. The result was affected by product development costs and decreased to SEK 15 million (52).

Other Companies
The operating result for other companies in the group was SEK −175 million (31). The result was charged with approximately SEK 120 million in development costs for the banking operation in Switzerland, which was granted a licence in July.

Group Expenses
Group expenses comprise management and structural costs, and goodwill amortization.

Exchange Rate Effects
After recalculation to higher average exchange rates compared with the preceding year, sales increased by SEK 11,810 million, while the operating result for the group decreased by SEK 409 million. Total assets increased by SEK 50 billion during the year as a result of changed exchange rates.

PROPERTY & CASUALTY INSURANCE

The result trend in 2001 for the Nordic property & casualty insurance company If was unsatisfactory. Investment income was hurt by the stock market trend, at the same time that claims – including reserve strengthening – were high. Cash flow and operating expenses developed favourably, however. During the first nine months of the year, Skandia's share of If's result was negative and amounted to SEK −1,015 million. On 11 November, If acquired Sampo P&C, and at the same time Varma-Sampo Mutual Pension Insurance Company acquired 10% of If through a new issue. Skandia Liv also acquired 10% of If from Skandia. Skandia now owns 19% of If.

BALANCE SHEET AND NET ASSET VALUE

Total assets increased by SEK 21.4 billion, to SEK 610.6 billion. Unit linked assurance and mutual fund savings products accounted for an increase of SEK 2.7 billion, and the bank operations accounted for an increase of SEK 14.8 billion.

Net asset value amounted to SEK 37,236 million (37,031). Capital employed in the group, which in addition to net asset value consists of borrowings to

finance investments in subsidiaries, amounted to SEK 51.5 billion (45.6). Of these funds, SEK 47.1 billion (41.4) pertains to the core businesses, while SEK 4.4 billion pertains to the financing of Skandia's share of the P&C insurance operations in If. Borrowing for the acquisition of Bankhall is not included in capital employed.

Borrowing and Liquidity

Cash flow from operating activities improved during the year by SEK 2.7 billion. External borrowings increased during the year by SEK 8.5 billion, including funds held on deposit for the acquisition of Bankhall. Assuming all other factors are unchanged, external borrowings will decrease by approximately SEK 5 billion during the first half of 2002.

Excluding Bankhall, the increase in borrowings during the year, totalling approximately SEK 5.3 billion, is attributable essentially to investments in associated companies, subsidiaries and the bank operations, altogether amounting to approximately SEK 2 billion; an increase in investment assets, totalling SEK 0.9 billion; and exchange rate effects of SEK 1.9 billion. Granted, unutilized credit facilities on the balance sheet date amounted to SEK 9.4 billion. In pace with the decrease in borrowing, unutilized credit facilities will return to the former level of SEK 13.1 billion. Liquidity remains good.

SIGNIFICANT POST-BALANCE SHEET EVENTS

If P&C Insurance

On 11 November it was announced that If P&C Insurance would be merging with Sampo's property & casualty insurance operation. The necessary regulatory approvals were received at the end of 2001, and as a result of this, the deal was finalized on 2 January 2002. This entailed a strengthening of If's capital base, among other things through a capital contribution of SEK 558 million from Skandia. To further broaden If's ownership base, a new issue was directed at Varma-Sampo Mutual Pension Insurance Company, which became a new owner. Varma-Sampo thereby acquired a 10.06% holding in If. In connection with this, Skandia also sold 10.06% of its holding in If to Skandia Liv, at the same terms that applied for Varma-Sampo. Skandia's holding in If thereafter amounts to 19.36%.

Bankhall

On 19 December it was announced that Skandia was making an offer valued at SEK 3.2 billion for the British company Lynx Group plc and its subsidiary Bankhall. Skandia's intention with the acquisition is to take over Bankhall, the UK's largest provider of services to Independent Financial Advisers. On 4 February it was announced that more than 90% of the shareholders had accepted the offer, which means that the deal will be completed.

Skandia Asset Management

On 8 January 2002 it was announced that Skandia is selling its asset management operation, Skandia Asset Management, to Den norske Bank. The purchase price is SEK 3.2 billion, with a capital gain of approximately SEK 2 billion. The deal is contingent upon customary regulatory approval.

Stockholm, 13 February 2002
Lars-Eric Petersson
President and CEO

For questions, please contact:
Jan Erik Back, Chief Financial Officer, tel. +46-8-788 3720
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

The Board of Directors proposes a dividend of SEK 0.30 for the 2001 financial year, and 22 April 2002 as the record date for payment of the dividend. If the Annual General Meeting decides in favour of this proposal, dividends are expected to be sent out from VPC on 25 April 2002.

The Annual General Meeting of Skandia Insurance Company Ltd. (publ.) will be held on Wednesday, 17 April 2002, at 4.30 p.m. Location: Folkets Hus, Stockholm.

In connection with the Annual General Meeting, shareholders are invited to attend an information and question & answer session with Skandia's Group Management Team. The information and question & answer session will be held from 1.00 p.m. – 2.30 p.m. on Wednesday, 17 April 2002, at Folkets Hus in Stockholm.

The Annual Report is scheduled for distribution by mail to shareholders in late March and can be ordered from Skandia using one of the following alternatives: by phone, +46-8-788 10 00, by fax, +46-8-788 26 85, or via the Internet at http://www.skandia.com.

This year-end report has been prepared in conformity with the guidelines of the Swedish Financial Supervisory Authority and Recommendation RR20 of the Swedish Financial Accounting Standards Council. The year-end report has been prepared in accordance with the same accounting principles as in the 2000 Annual Report.

Financial calendar for Skandia:

17 April 2002, Annual General Meeting
26 April 2002, interim report January–March 2002
8 August 2002, interim report January–June 2002
30 October 2002, interim report January–September 2002

Skandia's published financial reports are available on Skandia's website: www.skandia.com. Skandia's website also provides links to the webcast of the analyst and press conference on Wednesday, 13 February 2002.

GROUP OVERVIEW

SEK million	2001 Dec.	2000 Dec.	2001 Q 4	2000 Q 4
Sales				
Unit linked assurance	93,502	140,224	21,708	31,445
Mutual funds	34,831	55,812	6,975	12,303
Premiums written, life assurance	1,276	1,188	381	478
Direct sales of funds	7,561	9,299	1,562	4,646
Businesses	414	344	106	107
Total sales	137,584	206,867	30,732	48,979
Result summary				
Result unit linked assurance	4,341	6,026	1,379	1,614
Mutual funds	-28	12	-18	-41
Life assurance	111	83	25	54
Investment income	96	232	80	-100
Businesses	-55	389	-83	114
Group expenses	-469	-1,090	-133	-138
Result of operations	3,996	5,652	1,250	1,503
Financial effects unit linked assurance	-5,085	146	2,347	-1,014
Operating result, core businesses	-1,089	5,798	3,597	489
Operating result, P&C insurance [1]	-1,015	-554	0	-354
Items affecting comparability [2]	-	2,785	-	2,471
Operating result	-2,104	8,029	3,597	2,606
Net asset value, SEK billion [3]	37	37		
Shareholders' equity, SEK billion	21	21		
Assets under management, SEK billion	1,013	992		
Total assets, SEK billion	611	589		
Operational return on net asset value [3]	12	20		
Return on adjusted net asset value, % [3]	-2	21		
Return on shareholders' equity, % [3]	0	15		
Per-share data				
Operating result per share, SEK [4]	-2.06	7.84	3.51	2.55
Earnings per share, SEK [3] [4]	-0.05	2.76	0.17	1.43
Net asset value per share, SEK	36.38	36.18		
Shareholders' equity per share, SEK	20.07	20.27		

[1] After having taken into account If's operating result and released excess reserves after the divestment to Skandia Liv, no further result impact had to be taken during the fourth quarter.

[2] Items affecting comparability include the result of sales of operations, totalling SEK 314 million, and repayment of surplus funds from Skandia's occupational pension plans with Skandia Liv, totalling SEK 2,471 million as per Dec. 2000.

[3] For definition, see page 21.

[4] According to recommendation RR18 of the Swedish Financial Accounting Standards Council the dilutive effect is calculated if the key ratio Earnings per share deteriorates. There is no dilutive effect.

GROUP OVERVIEW - QUARTERLY ANALYSIS

SEK million	2001 Q 4	2001 Q 3	2001 Q 2	2000 Q 1	2000 Q 4
Sales					
Unit linked assurance	21,708	20,522	25,445	25,827	31,445
Mutual funds	6,975	7,031	9,824	11,001	12,303
Premiums written, life assurance	381	238	313	344	478
Direct sales of funds	1,562	1,134	3,408	1,457	4,646
Businesses	106	93	108	107	107
Total sales	30,732	29,018	39,098	38,736	48,979
Result summary					
Unit linked assurance	1,379	736	1,349	877	1,614
Mutual funds	-18	-42	19	13	-41
Life assurance	25	28	24	34	54
Investment income	80	-21	58	-21	-100
Businesses	-83	27	-1	2	114
Group expenses	-133	-124	-111	-101	-138
Result of operations	1,250	604	1,338	804	1,503
Financial effects unit linked assurance	2,347	-4,342	257	-3,347	-1,014
Operating result, core businesses	3,597	-3,738	1,595	-2,543	489
Operating result, P&C insurance	0	-654	84	-445	-354
Items affecting comparability	-	-	-	-	2,471
Operating result	3,597	-4,392	1,679	-2,988	2,606

EXCHANGE RATES

SEK	2001 31 Dec.	2001 30 Sept.	2001 30 June	2001 31 Mar.	2000 31 Dec.
EUR Closing rate	9.33	9.72	9.22	9.15	8.86
EUR Average rate	9.29	9.22	9.08	9.00	8.45
GBP Closing rate	15.32	15.68	15.31	14.82	14.22
GBP Average rate	15.01	14.91	14.69	14.22	13.86
USD Closing rate	10.58	10.67	10.89	10.39	9.54
USD Average rate	10.43	10.37	10.26	9.74	9.17
JPY Closing rate	0.081	0.090	0.087	0.083	0.083
JPY Average rate	0.086	0.086	0.085	0.083	0.085

Average rates indicate the average rates for the period 1 January through the respective book-closing dates in 2001 and 2000.

SALES

SEK million	Unit linked assurance 2001 12 mos.	Unit linked assurance 2000 12 mos.	Mutual funds [1] 2001 12 mos.	Mutual funds [1] 2000 12 mos.	Life assurance 2001 12 mos.	Life assurance 2000 12 mos.	Total 2001 12 mos.	Total 2000 12 mos.
USA	40,008	75,357	20,819	36,365			60,827	111,722
UK	32,515	42,980	8,063	13,349			40,578	56,329
Sweden	10,174	10,145	521	638			10,695	10,783
Spain	1,193	1,632	1,687	2,237	1,105	1,058	3,985	4,927
Italy	2,640	4,707					2,640	4,707
Colombia			2,392	2,328	108	-70	2,500	2,398
Germany	1,726	1,216	583	204			2,309	1,420
Japan	1,877	1,049					1,877	1,049
Switzerland	1,255	1,383	603	691			1,858	2,074
Austria	961	724					961	724
Mexico	658	571					658	571
Denmark	393	432			63	60	456	492
Other	102	28	163				265	28
Sales	93,502	140,224	34,831	55,812	1,276	1,188	129,609	197,224

[1] The business in Spain pertains to discretionary management.

SALES, MUTUAL FUNDS

SEK million	Sales 2001 12 mos.	Sales 2000 12 mos.	Withdrawals 2001 12 mos.	Withdrawals 2000 12 mos.	Net deposits 2001 12 mos.	Net deposits 2000 12 mos.
USA	20,819	36,365	-16,750	-9,461	4,069	26,904
UK	8,063	13,349	-1,945	-1,262	6,118	12,087
Other	5,949	6,098	-3,142	-2,444	2,807	3,654
Mutual funds	34,831	55,812	-21,837	-13,167	12,994	42,645

NEW SALES, UNIT LINKED ASSURANCE

SEK million	Single premium 2001 12 mos.	Single premium 2000 12 mos.	Annual premium [1] 2001 12 mos.	Annual premium [1] 2000 12 mos.	Total annualized new sales [2] 2001 12 mos.	Total annualized new sales [2] 2000 12 mos.
USA	39,765	75,145	242	212	4,219	7,727
UK	25,081	37,505	2,557	1,984	5,065	5,734
Sweden	3,945	5,115	3,144	3,167	3,539	3,679
Spain	1,171	1,614	70	84	187	245
Italy	2,572	4,707	83		340	471
Germany	10	8	527	385	528	386
Japan	1,484	815	164	117	312	199
Switzerland	870	1,109	158	113	245	224
Austria	174	222	321	218	338	240
Mexico	658	571			66	57
Denmark	133	289	114	162	127	191
Other	53	18	66	9	72	10
New sales	75,916	127,118	7,446	6,451	15,038	19,163

[1] Periodic premiums recalculated to full-year figures.

[2] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

ASSETS UNDER MANAGEMENT, INSURANCE AND SAVINGS PRODUCTS

	Unit linked assurance		Mutual funds [1]		Investments in unit linked and mutual fund companies		Life assurance		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
SEK million	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.
USA	274,246	283,134	58,987	60,452	6,158	4,187			339,391	347,773
UK	159,125	155,865	32,781	30,134	891	933			192,797	186,932
Sweden	40,446	36,397	1,308	951	766	654			42,520	38,002
Spain	2,943	3,055	9,931	8,457	47	12	15,070	15,125	27,991	26,649
Italy	10,478	9,579			342	320			10,820	9,899
Colombia			7,590	5,855	131	109	367	301	8,088	6,265
Germany	2,966	2,134	831	419	231	196			4,028	2,749
Japan	2,428	1,150			584	547			3,012	1,697
Switzerland	7,129	6,955	1,523	1,323	133	87			8,785	8,365
Austria	2,142	1,634			159	130			2,301	1,764
Mexico	717	392			40	40			757	432
Denmark	959	677			136	124		5	1,095	806
Other	92	21	317		118	25			527	46
Total assets	**503,671**	**500,993**	**113,268**	**107,591**	**9,736**	**7,364**	**15,437**	**15,431**	**642,112**	**631,379**

[1] The business in Spain pertains to discretionary management.

ASSETS UNDER MANAGEMENT, GROUP

	Managed by SAM [1]		Managed by other group companies		External management		Total Management	
	2001	2000	2001	2000	2001	2000	2001	2000
SEK million	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.	31 Dec.
Unit linked assurance	19,769	18,043			483,902	482,950	503,671	500,993
Mutual funds	126		17,521	14,312	95,621	93,279	113,268	107,591
Investment in unit linked and mutual fund companies	4,706	650	5,030	6,714			9,736	7,364
Life assurance			15,437	15,431			15,437	15,431
Insurance and savings products	**24,601**	**18,693**	**37,988**	**36,457**	**579,523**	**576,229**	**642,112**	**631,379**
Skandia Liv	261,841	271,443	277	641			262,118	272,084
Parent company	6,740	4,923					6,740	4,923
Fund management	20,686	18,859					20,686	18,859
Discretionary management	48,657	47,209	4,190	1,921			52,847	49,130
Bank deposits from the general public			28,264	15,129			28,264	15,129
Index-linked bonds				47				47
Managed assets	**362,525**	**361,127**	**70,719**	**54,195**	**579,523**	**576,229**	**1,012,767**	**991,551**

[1] SAM = Skandia Asset Management.

TRADING ANALYSIS, UNIT LINKED ASSURANCE

SEK million	2001 12 mos.	2000 12 mos.
Total annualized new sales [1]	15,038	19,163
Present value of new business for the year	1,381	2,243
Return on value of contracts in force *from previous years*	3,095	2,629
Outcome compared with operative assumptions	361	174
Change in operative assumptions	600	1,809
Value-added *from operations*	5,437	6,855
Business start-ups and other overheads	-180	-10
Financial effects [2]	-5,085	-892
Market adjustment of discount rate		1,038
Financing costs	-916	-819
Operating result, unit linked assurance	-744	6,172
Profit margin, new sales [3]	9.2%	11.7%

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

[2] The effect on the present value of future fees caused by the deviation of the financial market trend from assumptions on fund growth and interest rates.

[3] Present value of new business for the year in relation to total annualized new sales.

NEW SALES AND PROFIT MARGIN, UNIT LINKED ASSURANCE PER GEOGRAPHIC AREA

	Annualized new sales		Present value of new business for the year		Profit margin, new sales New assumptions [1]		old assumptions [2]
	2001	2000	2001	2000	2001	2000	2000
SEK million	12 mos.	12 mos.	12 mos.	12 mos.	12 mos.	12 mos.	12 mos.
USA	4,219	7,727	-57	1,260	-1.4%	13.6%	16.3%
UK	5,065	5,734	507	425	10.0%	15.7%	7.4%
Sweden	3,539	3,679	631	329	17.8%	12.5%	8.9%
New Markets	2,215	2,023	300	229	13.5%	14.8%	11.3%
Total	15,038	19,163	1,381	2,243	9.2%	14.2%	11.7%

[1] Assumptions used starting in 2001 for calculating the present value of new business for the year.

[2] Assumptions used in 2000 for calculating the present value of new business for the year.

ASSUMPTIONS, UNIT LINKED ASSURANCE

%	Discount rate 2001 31 Dec.	Discount rate 2000 31 Dec.	Fund growth assumptions [1] 2001 31 Dec.	Fund growth assumptions [1] 2000 31 Dec.	Inflation assumptions 2001 31 Dec.	Inflation assumptions 2000 31 Dec.
USA	8.50	8.75	5.75	6.00	2.50	2.50
UK	8.50	8.50	6.00	5.75	3.75	3.75
Sweden	8.75	8.50	6.50	6.00	3.25	2.50

[1] After fund management fees.

SENSITIVITY ANALYSIS, UNIT LINKED ASSURANCE

Effect on operating result for unit linked assurance (before tax) of a one percentage point increase in interest-rate, growth and inflation assumptions

SEK million	Exposure VBIF [1]	Effect on operating result (before tax): Discount rate	Fund growth assumptions	Inflation assumptions	Total Effect [2]
USA	8,325	-485	581	-62	34
UK	10,589	-449	278	-29	-200
Sweden	4,942	-465	403	-42	-104
New Markets	3,822	-184	131	-68	-121
Total	27,678	-1,583	1,393	-201	-391

One-time effect of a 1% increase/decrease in stock market +/- 198

[1] Before deduction of taxes and deferred acquisition costs.

[2] Before equalization of financial effects.

RESULT OF OPERATIONS

SEK million	Unit linked assurance 2001 12 mos.	Unit linked assurance 2000 12 mos.	Mutual funds [1] 2001 12 mos.	Mutual funds [1] 2000 12 mos.	Life assurance 2001 12 mos.	Life assurance 2000 12 mos.	Total 2001 12 mos.	Total 2000 12 mos.
USA	944	1,907	77	72			1,021	1,979
UK	1,753	2,363	21	-38			1,774	2,325
Sweden	1,379	1,252	-12	-9			1,367	1,243
Spain	-35	-5	-5		99	67	59	62
Italy	151	117					151	117
Colombia			51	43	9	4	60	47
Germany	267	210	-57	-21			210	189
Japan	-91	-33					-91	-33
Switzerland	64	148	3	-2			67	146
Austria	102	81	1	-3			103	78
Mexico	-31	-23					-31	-23
Denmark	2	-4			3	12	5	8
Other	-164	13	-107	-30			-271	-17
Result of operations	4,341	6,026	-28	12	111	83	4,424	6,121

OPERATING RESULT (INCLUDING FINANCIAL EFFECTS [2])

SEK million	Unit linked assurance 2001 12 mos.	Unit linked assurance 2000 12 mos.	Mutual funds [1] 2001 12 mos.	Mutual funds [1] 2000 12 mos.	Life assurance 2001 12 mos.	Life assurance 2000 12 mos.	Total 2001 12 mos.	Total 2000 12 mos.
USA	-3,616	988	77	72			-3,539	1,060
UK	1,740	2,471	21	-38			1,761	2,433
Sweden	1,131	1,277	-12	-9			1,119	1,268
Spain	-48	-17	-5		99	67	46	50
Italy	14	63					14	63
Colombia			51	43	9	4	60	47
Germany	221	197	-57	-21			164	176
Japan	-115	-24					-115	-24
Switzerland	7	115	3	-2			10	113
Austria	113	78	1	-3			114	75
Mexico	-31	-23					-31	-23
Denmark	-6	-4			3	12	-3	8
Other	-154	13	-107	-30			-261	-17
Market adjustment of discount rate [3]		1,038						1,038
Operating result, including financial effects [4]	-744	6,172	-28	12	111	83	-661	6,267
Return on adjusted net asset value (moving 12-month figures) [5]							2	18

[1] The business in Spain pertains to discretionary management.

[2] Financial effects relate only to unit linked assurance, as the present value of future fees is not recognized for mutual funds or life assurance.

[3] In 2000 the discount rate used to calculate the operating result was adjusted to bring it nearer to interest rates prevailing in the industry. This adjustment resulted in a positive one-time effect on the operating result of SEK 1,038 million.

[4] Of which, financing costs:

USA	-893	-778					-893	-778
UK	-5	-10	-7				-12	-10
Colombia			-1	0	0	-1	-1	-1
Germany	-17	-10					-17	-10
Other	-1	-21	-1				-2	-21
Total	-916	-819	-9	0	0	-1	-925	-820

[5] Excluding effects of market adjustment of discount rate.

INVESTMENT INCOME

SEK million	2001 12 mos.	2000 12 mos.
Changes in value		
Bonds and short-term investments	51	-19
Equities	-85	-71
Real estate	0	14
Loans	0	17
Total changes in value	-34	-59
Direct investment income	146	222
Foreign exchange gains/losses	35	122
Investment income	147	285
Allocated investment return transferred to other operations	-51	-53
Investment income, net	96	232
Direct yield, %	2.7	4.4
Total return, %	1.5	3.8

OPERATING RESULT, BUSINESSES

SEK million	2001 12 mos.	2000 12 mos.
SkandiaBanken [1]	79	109
Asset Management	17	174
Netline [2]	15	52
Finance companies	9	23
Other [3]	-175	31
Total	-55	389

[1] *The result for SkandiaBanken includes the result for Skandia Marketing.*

[2] Comparison figures for 2000 pertain to Lifeline.

[3] Includes start-up costs for Skandia Finanz, Skandia's new bank in Switzerland. A banking licence was received in July 2001, and business is scheduled to commmence during 2002.

GROUP EXPENSES

SEK million	2001 12 mos.	2000 12 mos.
Amortization of goodwill	-53	-42
Structural costs	-94	-136
Joint-group management expenses	-322	-292
Total excluding profit-sharing plans	-469	-470
Profit-sharing plans	-	-620
Total including profit-sharing plans	-469	-1,090

STATEMENT OF CASH FLOWS

SEK billion	2001 12 mos	2000 12 mos
Cash flow from operating activities	0,1	-2.6
Items affecting comparability [1]	-	2.5
Cash flow from investments in operations [2] [3]	-4,8	1.5
Cash flow from financing activities [3]	6.0	-1.5
Net cash flow for the period	1.3	-0.1
Liquid assets at the start of the period	3.1	3.0
Exchange rate differences in liquid assets	0.2	0.2
Liquid assets at the end of the period	4.6	3.1

[1] Cash flow in 2000 was positively affected by a repayment of surplus funds from Skandia's pension insurance plans with Skandia Liv.

[2] Purchases and sales of investment assets, which are a natural element of an insurance company's operations, are reported as cash flow from investments in operations. Cash flow has been affected by the direct yield from investments, but not by the changes in value these have had.

[3] The financing of the acquisition of Bankhall has affected cash flow from investments in operations as well as cash flow from financing activities in the amount of approx. SEK 3 billion.

NET ASSET VALUE

SEK million	2001 31 Dec.	2000 31 Dec.
Shareholders' equity	20,538	20,749
Deferred taxes, net	4,346	4,148
Surplus value of unit linked business in force after deferred tax	12,249	12,019
Other surplus values	103	115
Net asset value	37,236	37,031
Subordinated loans	214	1,443
Risk-bearing capital	37,450	38,474

CHANGE IN NET ASSET VALUE AND SHAREHOLDERS' EQUITY

	Net asset value	Shareholders' equity	
SEK million	2001 31 Dec.	2001 31 Dec.	2000 31 Dec.
Opening balance at the beginning of the year	37,031	20,749	18,058
Result before taxes	-2,104	-122	3,951
Income taxes	505	64	-1,118
Change in surplus value of bonds	-17	-	-
Deferred tax on surplus value on unit linked business in force	1,508	-	-
Dividend	-614	-614	-512
Translation differences	924	458	377
Minority interests	3	3	-7
Closing balance	37,236	20,538	20,749

OPERATING RESULT

SEK million

2001 **12 mos.**	Unit linked *assurance*	Mutual *funds*	Life *assurance*	Investm. *income*	Busi- *nesses*	Group admin. *exp.*	P&C insur- *ance*	Items affect. *comp.*	Operating Result
Technical result									
P&C insurance					15		41		56
Life assurance	1,683		111						1,799
Non-technical result									
Investment income	466			-106	51		-41		370
Investment income, share in result of If							-1,015		-1,015
Financing costs	-916	-9		202	-52				-775
Change in surplus value of unit linked business in force	-1,982								-1,982
Mutual funds		-19							-19
Other businesses					-5				-5
Amortization of goodwill					-64	-53			-117
Provision to profit-sharing plans									-
Structural costs						-94			-94
Group expenses						-322			-322
Operating result	-744	-28	111	96	-55	-469	-1,015	-	-2,104
Of which, change in surplus value of unit linked business in force	1,982								1,982
Pre-tax result	1,238	-28	111	96	-55	-469	-1,015	-	-122

2000 12 mos.	Unit linked assurance	Mutual funds	Life assurance	Investm. income	Busi- nesses	Group admin. exp.	P&C insur- ance	Items affect. comp.	Operating Result
Technical result									
P&C insurance					45		41	2,471	2,557
Life assurance	2,639		84						2,723
Non-technical result									
Investment income	274			85	42		-41		360
Investment income, share in result of If							-554		-554
Financing costs	-819		-1	147	-47				-720
Change in surplus value of unit linked business in force	4,078								4,078
Mutual funds		12							12
Other businesses					405			314	719
Amortization of goodwill					-56	-42			-98
Provision to profit-*sharing plans*						-620			-620
Structural costs						-136			-136
Group expenses						-292			-292
Operating result	6,172	12	83	232	389	-1,090	-554	2,785	8,029
Of which, change in surplus *value of unit linked* business in force	-4,078								-4,078
Pre-tax result	2,094	12	83	232	389	-1,090	-554	2,785	3,951

PROFIT AND LOSS ACCOUNT

SEK million	2001 12 mos.	2000 12 mos.	2001 Q 4	2000 Q 4
Technical account, property & casualty insurance business				
Premiums earned, net of reinsurance	398	321	102	87
Allocated investment return transferred from the non-technical account	41	41	10	10
Claims incurred, net of reinsurance	-248	-209	-57	-45
Operating expenses	-135	-67	-53	-10
Other technical income and charges	-	-	-	3
Repayment of surplus funds in Skandia Liv	-	2,471	-	2,471
Technical result, property & casualty insurance business	56	2,557	2	2,516
Technical account, life assurance business				
Premiums written, net of reinsurance	92,982	136,483	21,590	31,318
Investment income, including unrealized changes in value	-68,579	-46,209	40,284	-45,124
Claims incurred, net of reinsurance	-48,798	-40,306	-13,067	-10,814
Change in other technical provisions where the investment risk is borne by the life assurance policyholders	29,209	-41,337	-47,667	27,398
Operating expenses [1]	-6,838	-9,430	-1,856	-2,612
Other technical provisions	3,623	1,522	1,190	58
Technical result, life assurance business	1,799	2,723	474	224
Non-technical account				
Investment income, including unrealized changes in value and share in result of If	-645	-194	124	-504
Financing costs	-775	-720	-185	-209
Mutual funds	-19	12	-15	-41
Other operations	-5	719	-92	98
Amortization of goodwill	-117	-98	-34	-44
Provision to profit-sharing plans	-	-620	-	-
Structural costs	-94	-136	-25	-57
Group expenses	-322	-292	-89	-53
Pre-tax result	-122	3,951	160	1,930
Paid and deferred tax	64	-1,118	3	-467
Minority interests in result for the period	3	-7	12	-1
Result for the period	-55	2,826	175	1,462
Per-share data				
Average number shares before dilution, millions	1,024	1,024	1,024	1,024
Average number shares after dilution, millions [2]	1,024	1,024	1,024	1,024
Earnings per share before dilution, SEK [3] [4]	-0.05	2.76	0.17	1.43
[1] Net change in DAC	4,082	3,307	1,336	1,023
of which change in CARVM offset*	3,251	-1,523	778	84

* In the US operations, DAC is carried net of the "CARVM offset", representing the approximate present value of surrender charges which could be payable if all contracts were surrendered today. Surrender charges, and consequently the CARVM offset, are primarily affected by account values, and thus a reduction in account value reduces the CARVM offset. This note shows the net decrease (+) or increase (-) in operating expenses resulting from the net change in DAC, including the amount caused by changes in the CARVM offset.

[2] Data on the number of shares after dilution takes into account Skandia's stock option programme for the years 2000-2002.

[3] According to recommendation RR18 of the Swedish Financial Accounting Standards Council the dilutive effect is calculated if the key ratio Earnings per share deteriorates. There is no dilutive effect.

[4] Earnings per share are calculated as the result for the period divided by the average number of shares outstanding.

BALANCE SHEET SUMMARY

SEK billion Assets	2001 31 Dec.	2000 31 Dec. [1]	Shareholders' equity, provisions and liabilities	2000 31 Dec.	2000 31 Dec. [1]
Intangible assets	1.3	1.3	Shareholders' equity	20.5	20.7
Investment in If etc.	4.5	4.2	Minority interests	0.0	0.0
Investments [4]	26.3	24.3	Subordinated loans [3]	0.2	1.4
Investments, unit linked	503.7	501.0	Technical provisions [2]	22.1	21.1
Reinsurers' share of			Provisions, unit linked [2]	487.1	481.7
technical provisions [2]	17.9	22.7	Liabilities in bank operations [3]	29.5	16.3
Assets in bank operations			Deferred tax liability	4.7	4.4
and finance companies	32.4	17.6	Borrowings [3]	17.3	7.6
Debtors	4.4	4.6	Deposits from reinsurers	19.0	24.2
Tangible assets	0.8	0.7	Creditors	6.7	8.4
Cash at bank and in hand	4.6	3.1	Reinsurers' share of		
Other assets	0.5	0.0	deferred acquisition costs [2]	0.6	0.1
Deferred acquisition costs [2] [5]	13.1	7.9	Other accruals and		
Other prepayments and			deferred income	2.9	3.3
accrued income	1.1	1.8			
			Shareholders' equity,		
Assets	**610.6**	**589.2**	**provisions and liabilities**	**610.6**	**589.2**

[1] Comparison figures for 2000 have been recomputed to take into account the transfer of operations from Skandia Marketing to SkandiaBanken.

[2] **Technical provisions, net, after deducting deferred acquisition costs**

Life assurance	14.2	13.8
Unit linked assurance	463.7	457.6
Property & casualty insurance	0.9	0.9
Total	**478.8**	**472.3**

[3] **Group borrowings, excl. subordinated loans in Skandia Insurance Company Ltd.**

Borrowings as per balance sheet, including subordinated loans	17.5	9.0
Additional borrowings by finance companies and bank operations	0.1	0.1
Borrowings gross	**17.6**	**9.1**
Less: subordinated loans in Skandia Insurance Company Ltd.	-0.2	-1.4
Borrowings net	**17.4**	**7.7**

[4] **Investments, current value**

Investments as per balance sheet	26.3	24.3
Recalculation to current value	0.7	0.8
Cash at bank and in hand	4.6	3.1
Securities settlement claims, net	0.5	0.0
Accrued interest income	0.3	0.6
Debt derivatives	-0.1	-0.1
Total	**32.3**	**28.7**
Of which:		
Investments, life assurance	15.4	15.4
Investments, unit linked assurance	8.9	6.8
Investments, mutual funds	0.8	0.6
Investments, parent company	3.5	4.9
Deposit for the acquisition of Bankhall	3.2	-
Currency derivatives	0.5	1.0
Deposits with ceding undertakings	0.0	0.0
Total	**32.3**	**28.7**

[5] **Deferred acquisition costs**

Deferred acquisition costs before CARVM offset	21.9	19.1
CARVM offset*	-8.8	-11.2
Total	**13.1**	**7.9**

* See page 20, note 1 for explanation.

Glossary

Adjusted net asset value: Net asset value after deduction for net deferred taxes.

Annualized new sales: Periodic premiums recalculated to full-year figures, plus 1/10 of single premiums during the period.

Capital employed: Net asset value, borrowings for investments in subsidiaries, and minority interests.

Financial effects: The effect on the present value of future fees caused by the deviation of the financial market trend from assumptions on fund growth and interest rates.

Net asset value: Shareholders' equity as per the balance sheet, net deferred tax liability, surplus values of unit linked business in force after deducting deferred tax, and unrealized changes in the value of fixed-income securities.

Operating result: Pre-tax result plus changes in surplus values of unit linked business in force.

Premiums earned: The portion of premium income attributable to the period, i.e., premiums written less reinsurance premiums, adjusted for the portion of premiums not yet earned.

Premiums written: Total premiums received during the period or taken up as a receivable at the end of the period.

Result of operations: Operating result for the core business before financial effects in unit linked assurance.

Surplus value of unit linked business in force: The present value of calculated future surpluses from the annual fees paid by policyholders for contracts in force. The group's operating result includes the change in these surplus values for the period.

Technical result, life assurance: The balance on the technical account for life assurance, including direct investment income and changes in value of investments transferred from the non-technical account.

Technical result, property & casualty insurance: Premiums earned less claim costs and operating expenses, plus the investment return transferred from the non-technical account.

Value-added from operations (unit linked assurance): Result of operations excluding financing costs, costs for business start-ups and other overheads.

Key Ratios

Direct yield: Direct investment income (before deducting administrative expenses) as a percentage of a weighted average of the current value of investments.

Earnings per share: The result for the period divided by the average number of shares outstanding.

Operational return on net asset value: The result of operations for the last 12-month period in relation to average net asset value less investments in property & casualty insurance companies.

Profit margin: Present value of new business for the year in relation to total annualized new sales.

Return on adjusted net asset value: Operating result for the last 12-month period plus other changes in surplus values, less current and deferred tax and minority interests, in relation to adjusted average net asset value.

Return on shareholders' equity: Result for the last 12-month period in relation to average shareholders' equity.

Total return: The sum of direct investment income (before deducting administrative expenses) and realized changes in value, as a percentage of a weighted average of the current value of investments.